SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

             REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2007

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Security Systems Ltd. Announces Fourth Quarter and Full Year 2006 Financial Results dated February 22, 2007.

                                                                          ITEM 1

Press Release                                 Source: Magal Security Systems Ltd

Magal Security Systems Ltd. Announces Fourth Quarter and Full Year 2006 Financial Results

Thursday February 22, 7:52 am ET

Revenues for the Full Year of 2006 Reached US$ 66.9 Million

Revenues for the Fourth Quarter Reached US$ 22.4 Million

YAHUD, Israel, February 22 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. (Nasdaq:MAGS; TASE:MAGS) today announced its consolidated financial results for the three and twelve month periods ended December 31, 2006.

Fourth Quarter Results

Revenues for the fourth quarter of 2006 reached US$22.4 million, an increase of
20.7 percent compared with US$18.6 million in the fourth quarter of 2005, and an increase of 38.7 percent over the third quarter of 2006.

Gross profit for the fourth quarter of 2006 reached US$8.3 million (37.1 percent of revenues), an increase of 50.1 percent over the fourth quarter of 2005, and an increase of 20.9 percent compared with the third quarter of 2006.

Operating income in the fourth quarter of 2006 reached US$1.0 million compared with an operating loss of US$1.3 million in the fourth quarter last year.

Beginning in the fourth quarter of 2006 the Company changed its functional currency from the US dollar to the New Israeli Shekel. The US dollar remains the Company's reporting currency. This change resulted in the Company incurring approximately US$0.6 million in additional expenses in the fourth quarter of 2006.

The Company's net loss in the fourth quarter of 2006, including the expenses associated with the change in functional currency, totalled US$0.2 million compared to a net loss of US$1.6 million for the fourth quarter of 2005.

Diluted loss per share for the fourth quarter of 2006 was US$0.02, compared with a diluted loss per share of US$0.15 in the same period last year.

Full Year Results

Revenues for the year ended December 31, 2006 reached US$66.9 million, an increase of 9.2 percent compared with US$61.3 million for the year ended December 31, 2005.

Gross profit for the year 2006 reached US$27.1 million (40.5 percent of revenues), an increase of 22.6 percent over 2005.

Operating income for 2006 reached US$3.3 million, compared with a net loss of $2.3 million in 2005. Net income for 2006, including the expenses following the change in functional currency in the fourth quarter for 2006, reached US$0.8 million, compared with a net loss of US$3.2 million in 2005. Diluted earnings per share for the year ended December 31, 2006 were US$0.08, compared with diluted loss per share of US$0.32 in the year ended December 31, 2005.

The Company's 2005 financial information includes the reversal of revenues and a corresponding increase in expenses as a result of the cancellation of an Eastern European turnkey project subsequent to the 2005 year-end.

Commenting on the results, Mr. Izhar Dekel, CEO of Magal, said: "We are satisfied with our performance which further attests to the Company's key underlying technology, broad range of solutions, strong order backlog and worldwide customer base. Looking ahead, we expect to generate increased revenues from our traditional and new products, further improve our income while expanding our customer and geographic breadth. This follows the substantial and ongoing marketing and technological efforts invested over the past few years."

The Company will be hosting its quarterly conference call at 10:00am EST today. Mr. Jacob Even-Ezra, Chairman of the Board, Mr. Izhar Dekel, CEO, and Mrs. Raya Asher, V.P. Finance & CFO, will review and discuss the fourth quarter 2006 results. They will then be available to answer questions.

To participate, you may call one of the teleconferencing numbers below. Please place your calls 5-10 minutes before the conference call commences. If you are unable to connect using one of the toll-free numbers, please try the international dial-in number. US Dial-in Number: 1-888-668-9141

    Canada Dial-in Number: 1-866-485-2399
    ISRAEL Dial-in Number: 03-918-0609
    INTERNATIONAL Dial-in Number: +972-3-918-0609 at:
    10:00am Eastern Time
    7:00am Pacific Time
    5:00pm Israel Time
    About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Romania, Mexico and an office in China.

Magal trades under the symbol MAGS on the Nasdaq National Market since 1993 and on the Tel-Aviv Stock Exchange (TASE) since July 2001.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

        Contacts:

        Company                           Investor Relations
        Magal Security Systems, Ltd       Gelbart Kahana Investor Relations
        Raya Asher, CFO                   Ehud Helft/Kenny Green
        Tel: +972-3-5391444               Tel: +1-866-704-6710
        Fax: +972-3-5366245               E-mail: Ehud.Helft@galir.com
        E-mail: magalssl@trendline.co.il  Kenny.Green@galir.com


    FINANCIAL TABLES FOLLOW-

                     Year Ended December 31,      Quarter Ended December 31,

                     2006      2005   % change     2006      2005    % change

      Revenues       66,912    61,282    9.2%     22,406    18,557     20.7%

      Cost of
      revenues       39,785    39,154    1.6%     14,085    13,013      8.2%


      Gross profit   27,127    22,128    22.6%     8,321     5,544     50.1%
      Operating
      expenses:
      Research and
      development,
      net             5,376     5,265     2.1%     1,574     1,496      5.2%

      Selling and
      marketing      11,960    13,180    -9.3%     3,845     3,611      6.5%
      General and
      administrative  6,484     5,961     8.8%     1,947     1,743     11.7%
      Total
      operating
      expenses       23,820    24,406    -2.4%     7,366     6,850      7.5%

      Operating
      income (loss)   3,307    (2,278)               955    (1,306)

      Financial
      expense, net    1,061       800    32.6%       422       315     34.0%

      Income (loss)
      from
      continuing
      operations
      before income
      taxes           2,246   (3,078)                533    (1,621)
      Income tax
      (tax benefit)   1,366      (23)                750      (144)

      Net Income
      (loss) from continuing
      operations        880   (3,055)               (217)   (1,477)
      Loss on
      discontinued
      operations,
      net                55      156    -64.7%       --         80
      Net income
      (loss)            825   (3,211)               (217)    (1,557)

      Basic net
      earnings
      (losses) per
      share          $ 0.08   ($0.32)            ($ 0.02)   ($ 0.15)

      Weighted
      average
      number of
      shares
      outstanding
      used in
      computing
      basic net
      earnings
      per share      10,384   9,883               10,392     10,372

      Diluted net
      earnings
      (losses)
      per share      $ 0.08  ($0.32)             ($ 0.02)   ($ 0.15)

      Weighted
      average
      number of
      shares
      outstanding
      used in
      computing
      diluted net
      earnings
      per share      10,442   9,900               10,427      10,389




     FINANCIAL RATIOS

                                        Year ended December 31,

                                       2006                2005

     Gross margin                       40.5%             36.1%
     Research and development,
     net as a % of revenues              8.0%              8.6%
     Selling and Marketing as a %
     of revenues                        17.9%             21.5%
     General and administrative
     as a % of revenues                  9.7%              9.7%
     Operating income (loss)
     Margin                              4.9%             (3.7%)
     Net income (loss) margin
     (after discontinued
     operation)                          1.2%             (5.2%)
     Total bank debt to total
     Capitalization                      0.43*             0.41**
     Current ratio                       2.16*             1.86**


                                              Quarter ended
                                               December 31,
                                        2006               2005

     Gross margin                       37.1%             29.9%
     Research and development,
     net as a % of revenues              7.0%              8.1%
     Selling and Marketing as a %
     of revenues                        17.2%             19.5%
     General and administrative
     as a % of revenues                  8.7%              9.4%
     Operating income (loss)
     Margin                              4.3%             (7.0%)
     Net income (loss) margin
     (after discontinued
     operation)                         (1.0%)            (8.4%)
     Total bank debt to total
     Capitalization                      0.43*             0.41**
     Current ratio                       2.16*             1.86**


    * As of December 31, 2006
    ** As of December 31, 2005

                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                      (All numbers except EPS expressed in
                              thousands of US$)
                                  Three months ended
                                    Dec. 31, 2005
                                 As         As
                                 previously adjusted
                                 reported
    Revenues                        $20,038   $18,557
    Cost of revenues                 11,981    13,013
    Gross profit                      8,057     5,544
    Operating expenses:
    Research and development,
    net                               1,496     1,496
    Selling and marketing, net        3,789     3,611
    General and administrative        1,644     1,743
    Total operating expenses          6,929     6,850
    Operating income (loss)           1,128   (1,306)
    Financial income (expenses),
    net                                 111     (315)
    Income (loss) before income
    taxes                             1,239   (1,621)
    Income taxes (tax benefit)          412     (144)
    Income (loss) from
    continuing operations               827   (1,477)
    Loss from discontinued
    operations, net                    (80)      (80)
    Net income                          747   (1,557)

                           MAGAL SECURITY SYSTEMS LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                   (All numbers expressed in thousands of US$)
                                                 December       December
                                                    31,           31,
                                                   2006           2005
    CURRENT ASSETS:
    Cash and cash equivalents                      5,039         10,099
    Short term bank deposits                      17,128         17,053
    Trade receivables                             26,596         24,012
    Unbilled accounts receivable                   6,372          8,596
    Other accounts receivable and prepaid
    expenses                                       3,962          4,455
    Deferred income taxes                          1,289          1,187
    Inventories                                   14,500         11,110
    Total current assets                          74,886         76,512

    Long term investments and receivables:
    Long-term trade receivables                     822            290
    Long-term bank deposits                       4,800          1,800
    Severance pay fund                            2,401          2,070
    Total long term investments and receivables   8,023          4,160

    PROPERTY AND EQUIPMENT, NET                  14,366         15,587

    OTHER ASSETS, NET                             5,539          5,583

    Total assets                                102,814        101,842

    CURRENT LIABILITIES:
    Short-term bank credit                       17,026         18,068
    Current maturities of long-term bank debt       795          3,647
    Trade payables                                5,827          6,360
    Other accounts payable, accrued expenses and
    customer advances                            11,082         12,983
    Total current liabilities                    34,730         41,058

    LONG-TERM LIABILITIES:
    Long-term bank debt                           7,399          1,653
    Accrued severance pay                         2,560          2,131
    Long-term liability in respect of forward
    Contracts                                       --              50
    Total long-term liabilities                   9,959          3,834

    SHAREHOLDERS' EQUITY                         58,125         56,950

    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY  102,814        101,842

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board



Date:  February 22, 2007